SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   General Form For Registration of Securities
                         of Small Business Issuers Under
                             Section 12(b) or (g) of
                       the Securities Exchange Act of 1934

                            Monument Galleries, Inc.
        (Exact Name of Small Business Issuer as specified in its charter)


         Colorado                                        84-1461919
      ---------------                             --------------------------
      (State or other                             (IRS Employer File Number)
      jurisdiction of
      incorporation)

                3225 East 2nd Ave.
                Denver, Colorado                            80206
      ----------------------------------------             ----------
      (Address of principal executive offices)             (zip code)



                                 (303) 393-1600
              (Registrant's telephone number, including area code)

        Securities to be Registered Pursuant to Section 12(b) of the Act:
                                      None

        Securities to be Registered Pursuant to Section 12(g) of the Act:

                    Common Stock, $.0.001 per share par value

     References in this document to "us," "we," or "the Company" refer to Monument Galleries, Inc.

Item 1.  Description of Business.
         ------------------------

     (a)      General Development of Business
     ----------------------------------------

     We are a Colorado corporation. Our principal business address is 3225 East 2nd Ave., Denver, Colorado 80206. Our business plan is to develop, own and operate a chain of Western art galleries. At the present time, our first proposed operation is at 3225 East 2nd Ave., Denver, Colorado 80206, which is our principal business address.

     We were incorporated under the laws of the State of Colorado on May 15, 1998. We are presently in the development stage and have not commenced active operations.

     In 1998, we acquired the trade name "Santa Fe Trail Art Gallery" and the assets and inventory of the Santa Fe Art Gallery and Museum Store (the "Gallery"). As of January 31, 1999, we sold this Gallery to a third party entity for the assumption of debt of the assets of the Gallery.

     We have not been subject to any bankruptcy, receivership or similar proceeding.

     (b)      Narrative Description of the Business
     ----------------------------------------------

     General
     -------

     We have had limited activity since inception. However, currently, we carry no material inventories and have no accounts receivable. No independent market surveys have ever been conducted to determine demand for our products and services. Since inception,we have had only limited operations and generated limited revenues through January 31, 1999. We had no profit. Our fiscal year end is January 31st.

     Organization
     ------------

     We are comprised of one corporation with no subsidiaries or parent entities.

     We are filing this Form 10-SB on a voluntary basis because we plan to engage in equity and/or debt financing in the foreseeable future and believe that our fund raising will be enhanced by having a record of regular disclosure under the Securities Exchange Act of 1934 (the "1934 Act"). We have no plans in the foreseeable future, under any circumstances, to terminate our registration under the 1934 Act.

     (c)      Operations
     -------------------

     Since inception, we have been dedicated to developing a chain of art galleries specializing in Southwestern Art. We plan to begin with one gallery and to refine our concept. Once we have gained experience with our first gallery, we plan to open additional galleries. We do not know at this time whether our concept will prove to be successful and whether we can develop this concept into a chain of galleries.

     We will test our concept with our first location (the "Store"). The Store is planned to carry the art and sculpture works of a variety of Southwestern artists, as wells as Native American tools and artifacts, storyteller dolls, and furniture and accessories. The Store also plans to do framing of art, with the actual work being contracted out to an unaffiliated third party. We may also publish the art work of artists.

     Our plan in publishing the art work of artists will be to find new or unknown artists, place them under exclusive contract, publish their works through prints or similar reproductive media, and to seek to profit from the increased recognition of and demand for these artists' works.

     A typical project would involve signing an exclusive contract with an artist, printing an art work in an edition of approximately two thousand prints, and retailing the prints at approximately $150 per print. As the artist becomes more recognized, the price of the prints would increase, along with profits to us.

     During this fiscal year, we plan, in addition to developing the Store, to search for and to identify potential artists and to publish their art works. As of the date of this Registration Statement, we are not negotiating any rights to publish art works. In fact, to date, our primary activity has been directed solely towards organizational efforts.

     In addition we plan to expand through acquisition. We will not only look at our present industry but will reserve the right to investigate and, if warranted, merge with or acquire the assets or common stock of an entity actively engaged in business which generates revenues. We will seek opportunities for long-term growth potential as opposed to short-term earnings. As of the date hereof, we have no business opportunities under investigation. None of our officers, directors, promoters or affiliates have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of an acquisition or merger between us and such other company.

     We have two part-time employees, our President and our Secretary-Treasurer. Our employees have agreed to allocate a portion of their time to our activities, without compensation. These officers anticipate that our business plan can be implemented by their collectively devoting approximately twenty hours per month to our business affairs. Consequently, conflicts of interest may arise with respect to the limited time commitment of such officers. These officers will use their best judgements to resolve all such conflicts.

     (d)      Markets
     ----------------

     Our marketing plan is focused initially on developing our first Store and the activities surrounding this Store. We will use the efforts of our officers and directors to market our services.

     (e)      Raw Materials
     ----------------------

     The use of raw materials is not material factor in our operations and is not expected to be material factor in the future.

     (f)      Customers and Competition
     ----------------------------------

     At the present time, we expect to be an insignificant participant among art galleries. There are a number of established galleries, virtually all of which are larger and better capitalized than we are and/or have greater personnel resources and technical expertise. In view of our combined extremely limited financial resources and limited management availability, we believe that we will continue to be at a significant competitive disadvantage compared to our competitors. There can be no guarantee that we will ever generate substantial revenues or ever be profitable.

     (g)      Backlog
     ----------------

     At October 31, 1999, we had no backlogs.

     (h)      Employees
     ------------------

     At as of the date hereof, we have two part-time employees who receive no salaries. We do not plan to hire employees in the future.

     (i)      Proprietary Information
     --------------------------------

     We own no proprietary information.

     (j)      Government Regulation
     ------------------------------

     We are not subject to any material governmental regulation or approvals.

     (k)      Research and Development
     ---------------------------------

     We have never spent any amount in research and development activities.

     (l)      Environmental Compliance
     ---------------------------------

     We are not subject to any costs for compliance with any environmental laws.

      Item 2.     Management's Discussion and Analysis or Plan of Operations.
                  -----------------------------------------------------------

Forward-Looking Statements
--------------------------

     The following discussion contains forward-looking statements regarding our Company, its business, prospects and results of operations that are subject to certain risks and uncertainties posed by many factors and events that could cause our actual business, prospects and results of operations to differ materially from those that may be anticipated by such forward-looking statements. Factors that may affect such forward-looking statements include, without limitation: our ability to successfully develop new products for new markets; the impact of competition on our revenues, changes in law or regulatory requirements that adversely affect or preclude customers from using our products for certain applications; delays our introduction of new products or services; and our failure to keep pace with emerging technologies.

     When used in this  discussion,  words  such as  "believes",  "anticipates",
"expects", "intends" and similar expressions are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this report. Our Company undertakes no obligation to revise any forward-looking statements in order to reflect events or circumstances that may subsequently arise. Readers are urged to carefully review and consider the various disclosures made by us in this report and other reports filed with the Securities and Exchange Commission that attempt to advise interested parties of the risks and factors that may affect our business.

Results of Operations
---------------------

     For the fiscal year ended January 31, 1999, we generated total revenues of $46,087. We had a net loss of $51,406, or $0.18 per share for this period. As of January 31, 1999, we sold our Gallery to a third party entity for the assumption of debt of the assets of the Gallery. For the interim period ended October 31, 1999, we have generated no revenues and had a $3,701 net loss, or $0.01 per share. We have never been profitable. We try to operate with minimal overhead. Our business does not require a substantial overhead, so that we can continue our present operations indefinitely. Our primary activity will be to seek to develop our Store and, consequently, to begin generating revenues again. If we succeed in opening our Store and generating sufficient revenues, we may become profitable. We cannot guarantee that this will ever occur. Our plan is to build our Company in any manner which will be successful. To that end, we may also look for an acquisition candidate, as well as developing our Store, although we have concluded no acquisitions and have spoken with no potential candidates.

Liquidity and Capital Resources
-------------------------------

     As of the end of our fiscal year, we had cash or cash equivalents of $140. As of the interim period ended September 30, 1999, we had cash or cash equivalents of $21,252. This change in cash or cash equivalents as a direct result of the cash investment of $30,000 by our principal shareholder.

     We feel that we have inadequate working capital to pursue any business opportunities other than opening the first Store. During the next twelve months, we plan to investigate an offering of our securities, whether through a private placement or a public offering. At the present time, we have no firm arrangements with regard to either type of offering. We do not intend to pay dividends in the foreseeable future.

Item 3.   Description of Property

     Our business office is located at 3225 East 2nd Ave., Denver, Colorado 80206. We pay $300 per month in rent for this office space, which is occupied by our President, F. Jeffrey Krupka, under month-to-month lease plus the actual expenses of telephone and fax and $200 per month for accounting services. We have no properties.

Item 4.   Security Ownership of Certain Beneficial Owners and Management
          --------------------------------------------------------------

     The following sets forth the number of shares of the Registrant's $.0.001 par value common stock beneficially owned by (i) each person who, as of October 1, 1999, was known by the Company to own beneficially more than five percent (5%) of its common stock; (ii) the individual Directors of the Registrant and
(iii) the Officers and Directors of the Registrant as a group. A total of 751,750 common shares were issued and outstanding as of October 1, 1999.

Name and Address                    Amount and Nature of             Percent of
of Beneficial Owner                 Beneficial Ownership (1)(2)        Class
--------------------------------------------------------------------------------

La Fond Duex Mille Premier LLC            400,000                      53.21%
3225 East 2nd Ave.
Denver, Colorado 80206

F. Jeffrey Krupka                            -0-(3)                      -0-
3225 East 2nd Ave.
Denver, Colorado 80206

Zonni Bernstein                            63,000                       8.38%
3225 East 2nd Ave.
Denver, Colorado 80206

Cynthia Kettl                                -0-(3)                      -0-
3225 East 2nd Ave.
Denver, Colorado 80206

All Officers and Directors as a Group      63,000                       8.38%
(three persons)

(1)      All ownership is beneficial and on record, unless indicated otherwise.

(2) Beneficial owners listed above have sole voting and investment power with respect to the shares shown, unless otherwise indicated.

(3) Mr. Krupka is the Manager of La Fond Duex Mille Premier LLC. La Fond Duex Mille Premier LLC.is owned 98% by Platinum Financial Fund, LLC, which, in turn, is owned 90% by Mr. Krupka., who is also the Manager of Platinum Financial Fund, LLC. Ms. Kettl is a 1% owner of La Fond Duex Mille Premier LLC. Mr. Krupka's father, Frank Krupka, owns the remaining 1% of La Fond Duex Mille Premier LLC. Mr. Krupka disclaims any beneficial ownership in his father's interest.

Item 5.  Directors, Executive Officers, Promoters and Control Persons.
         -------------------------------------------------------------

     Our Directors and Executive Officers, their ages and present positions held are as follows:

         NAME                     AGE     POSITION HELD

         F. Jeffrey Krupka        44      President, Chief Executive Officer
                                          And Director

         Zonni Bernstein          38      Secretary and Director

         Cynthia Kettl            52      Treasurer

     Our Directors will serve in such capacity until our next annual meeting of shareholders and until their successors have been elected and qualified. The officers serve at the discretion of our Directors. There are no family relationships among our officers and directors, nor are there any arrangements or understandings between any of our directors or officers or any other person pursuant to which any officer or director was or is to be selected as an officer or director.

     F. Jeffrey Krupka. Mr. Krupka has been our President and a Director since September 13, 1999. He has also been the Chief Executive Officer of Platinum Financial Fund, LLC, a private investment company, since 1998. From October, 1995 to 1998, he was the owner of Krupka and Associates, LLC., a private investment company. He has been involved in real estate as well as securities investment activities since 1981.

     Zonni Bernstein. Ms. Bernstein been our Secretary since September 13, 1999. She has been one of our Directors since inception and was our President from inception to September 13, 1999. She has been principally involved in the restaurant business from 1983 to 1997 in different capacities. Since 1997, she has worked for Cranel, Inc., a private storage solutions company as an administrative assistant. She also has worked part-time during the period 1997 to the present at Guiry's, a private home decorating center. Ms. Bernstein has attended Arizona State University and The Fashion Institute of Technology, in New York City.

     Cynthia Kettl. Ms. Kettl been our Treasurer since September 13, 1999. She has been involved with Platinum Financial Fund, LLC, a private investment company, since 1998. From October, 1995 to 1998, she was employed by Krupka and Associates, LLC., a private investment company. Ms. Kettl received a Bachelor's degree in Business Management from Metropolitan State College in 1981, a Bachelor's degree in Accounting from Metropolitan State College in 1998 , and an Associates Degree in Business from Community College North Denver in 1978.

Item 6.  Executive Compensation
         ----------------------

     None of our executive officers received compensation in excess of $100,000 during the fiscal year ended December 31, 1998. We were formed in May, 1998. Compensation does not include minor business-related and other expenses paid by us. Such amounts in the aggregate do not exceed $1,000. Our Treasurer, Ms. Kettl, receives compensation of $200 per month, commencing October 1, 1999, for accounting services. Mr. Krupka receives no compensation. Our President and Treasurer serve on a part-time basis.

     We have granted no shares of our capital stock as additional compensation and have no plans to do so.

     We have no plans or agreements which provide health care, insurance or compensation on the event of termination of employment or change in our control.

     We do not pay members of our Board of Directors any fees for attendance or similar remuneration, but reimburse them for any out-of- pocket expenses incurred by them in connection with our business.


Item 7.  Certain Relationships and Related Transactions
         ----------------------------------------------

     Our business office is located at 3225 East 2nd Ave., Denver, Colorado 80206. We pay no rent for this office space, which is occupied by our President,
F. Jeffrey Krupka, under month-to-month lease. Otherwise, there have been no related party transactions, or any other transactions or relationships required to be disclosed under Item 404 of Regulation S-B.


Item 8.  Description of Securities.
         --------------------------

     We are authorized to issue 10,000,000 shares of Common Stock, par value $.0.001 per share, and 1,000,000 shares of non-voting Preferred Stock, par value $1.00 per share, to have such classes and preferences as our Board of Directors may determine from time to time.. As of October 31, 1999, we had 751,750 shares of Common Stock issued and outstanding. No Preferred Stock has ever been issued or outstanding.

         Common Stock
         ------------

     The holders of Common Stock have one vote per share on all matters (including election of Directors) without provision for cumulative voting. Thus, holders of more than 50% of the shares voting for the election of directors can elect all of the directors, if they choose to do so. The Common Stock is not redeemable and has no conversion or preemptive rights.

     The Common Stock currently outstanding is validly issued, fully paid and non-assessable. In the event of liquidation of the Company, the holders of Common Stock will share equally in any balance of the Company's assets available for distribution to them after satisfaction of creditors and the holders of the Company's senior securities, whatever they may be. The Company may pay dividends, in cash or in securities or other property when and as declared by the Board of Directors from funds legally available therefor, but has paid no cash dividends on its Common Stock.

         Preferred Stock
         ---------------

     Under the Articles of Incorporation, the Board of Directors has the authority to issue non-voting Preferred Stock and to fix and determine its series, relative rights and preferences to the fullest extent permitted by the laws of the State of Colorado and such Articles of Incorporation. As of the date of this Registration Statement, no shares of Preferred Stock are issued or outstanding. The Board of Directors has no plan to issue any Preferred Stock in the foreseeable future.


                                     PART II

Item 1.  Market Price of and Dividends on the Registrant's Common Equity and
         -------------------------------------------------------------------
         Other Stockholder Matters.
         --------------------------


         (a)      Principal Market or Markets
         ------------------------------------

     Our securities have never been listed for trading on any market and are not quoted at the present time. At the present time, we do not know where secondary trading will eventually be conducted. Because of our size, we believe that we could potentially begin trading on the NASD's "Electronic Bulletin Board." To the extent, however, that trading will be conducted in the over-the-counter market in the so-called "pink sheets" or the NASD's "Electronic Bulletin Board," a shareholder may find it more difficult to dispose of or obtain accurate quotations as to price of our securities. In addition, The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure related to the market for penny stock and for trades in any stock defined as a penny stock.

         (b)      Approximate Number of Holders of Common Stock
         ------------------------------------------------------

     As of the date hereof, a total of 751,750 of shares of our Common Stock were outstanding and the number of holders of record of our common stock at that date was approximately fifty-three.


        (c)      Dividends
        ------------------

     Holders of common stock are entitled to receive such dividends as may be declared by our Board of Directors. No dividends on the common stock were paid by us during the periods reported herein nor do we anticipate paying dividends in the foreseeable future.

         (d)      The Securities Enforcement and Penny Stock Reform Act of 1990
         ----------------------------------------------------------------------

     The Securities Enforcement and Penny Stock Reform Act of 1990 requires additional disclosure and documentation related to the market for penny stock and for trades in any stock defined as a penny stock. Unless we can acquire substantial assets and trade at over $5.00 per share on the bid, it is more likely than not that our securities, for some period of time, would be defined under that Act as a "penny stock." As a result, those who trade in our securities may be required to provide additional information related to their fitness to trade our shares. These requirements present a substantial burden on any person or brokerage firm who plans to trade our securities and would thereby make it unlikely that any liquid trading market would ever result in our securities while the provisions of this Act might be applicable to those securities.


Item 2.  Legal Proceedings.
         ------------------

     No legal proceedings of a material nature to which we are a party were pending during the reporting period, and we know of no legal proceedings of a material nature pending or threatened or judgments entered against any of our directors or officers in their capacity as such.


Item 3.  Changes In and Disagreements With Accountants.
         ----------------------------------------------

     We did not have any disagreements on accounting and financial disclosures with its accounting firm during the reporting period.


Item 4.  Recent Sales of Unregistered Securities.
         ----------------------------------------


     On June 5, 1998, we issued the following common shares to the individuals named below at par value per share consideration.

         Name                                     Number of Shares
         -----------------------                  ----------------
         Christine Steffans Roe                      78,000*
         Zonni Bernstein                             63,000
         Ross Bernstein                              25,000
         Neil Bernstein                              25,000
         David Wagner                                25,000

         * These shares were subsequently canceled.


     All of these shares of our common stock were issued in accordance with the exemption from registration afforded by Section 4(2) of the Securities Act of 1933, as amended. All of the investors are considered to be sophisticated investors because of their previous investment experience and access to information on us necessary to make an informed investment decision.

     On June 10, 1998, we issued the following common shares to the individuals or entities named below at a price of $0.20 per share.

         Name                                     Number of Shares
         --------------------------               ----------------
         Robert Carusa                                  500
         Jack Resch                                     500
         Robert Wiese                                   500
         Albert D. Taylor                               500
         Brian Murray                                   500
         Norton Handler                               5,000
         Westfield Investments, LLC                   5,000
         Sheldon Stillman                            10,000
         Robert Sutherland                            1,000
         Stanley Green                                  100
         Matthew J. and Marcella E.
         Neimes                                       2,500
         Mary Ann McMillan                            1,000
         Clemencia Christensen                          500
         William T. Barry                               100
         William J. Barry                               100
         Judith A. Calver                               100
         Daniel Green                                   100
         Jeff Green                                     200
         Linda Green                                    100
         Marilyn B. Gula                                100
         Annette Paul                                   100
         Andrew Astrove                               5,000
         Ayn Brink                                      500
         Gina Abegg                                   2,500
         Patty Jones                                    500

     In August, 1998, we issued 8,000 shares to Jeff Orkin at $.001 per share.

     The following shareholders acquired their respective shares in September and October, 1998 at prices ranging from $.15 to $.50 per share:

         Name                                     Number of Shares
         -------------------------                ----------------
         Anthony Artal & Carolyn Bartal JTTEN         8,000
         Albert Belsky                                4,000
         R.J. Berllin                                 4,000
         Juana B. Cardenas                            6,000
         Michsael Policastro                         12,000
         Alvin Eglow                                  2,500
         Frequent Flier Service                       2,500
         Larry Knighten & Jean Knighten JTTEN         5,000
         John Koller                                 10,000
         Charles C. McDaniels                         2,000
         Marcia McKenzie                              6,000
         William L. Mengel                           10,000
         Carmella Mercado                            18,000
         Marcella Neimes                             10,000
         Doug Radford & Dana Radford JTTEN           10,000
         Dave Reigel                                  4,000
         Lavern Reimer & Janet Reimer JTTEN           5,000
         Gates S. Roe                                 2,500
         Robert Sutherland                           20,000
         Grant St. Joint Venture                      5,000
         Joan Wagenti                                21,000
         Janet L. Ware                                1,250

     We believe that the offers and sales described above on June 10, 1998 and in September and October, 1998 were exempt from registration under Rule 504 of Regulation D under the Securities Act because those offers and sales met all the conditions of Rule 504 as then in effect, including the dollar limitation, and we were not at the time of such transactions within any of the categories of issuers prohibited from using Rule 504.

     On September 13, 1999, we issued 400,000 shares to Le Fonds Duex Mille Premier LLC for a total consideration of $30,000. These shares of our common stock were issued in accordance with the exemption from registration afforded by
Section 4(2) of the Securities Act of 1933, as amended. This investor is considered to be sophisticated because of its previous investment experience and access to information on us necessary to make an informed investment decision.
Item 5. Indemnification of Directors and Officers.

     The Company's Articles of Incorporation authorize the Board of Directors, on behalf of the Company and without shareholder action, to exercise all of the Company's powers of indemnification to the maximum extent permitted under the applicable statute. Title 7 of the Colorado Revised Statutes, 1986 Replacement Volume ("CRS"), as amended, permits the Company to indemnify its directors, officers, employees, fiduciaries, and agents as follows:

     Section 7-109-102 of CRS permits a corporation to indemnify such persons for reasonable expenses in defending against liability incurred in any legal proceeding if:


        (a)      The person conducted himself or herself in good faith;

         (b)      The person reasonably believed:

                  (1) In the case of conduct in an official capacity with the corporation, that his or her conduct was in thewas in the corporation's best interests; and

                  (2) In all other cases, that his or her conduct was at least not opposed to the corporation's best interests; and

         (c) In the case of any criminal proceeding, the person had no reasonable cause to believe that his or her conduct was unlawful.

     A corporation may not indemnify such person under this Section 7-109-102 of
CRS:

         (a) In connection with a proceeding by or in the right of the corporation in which such person was adjudged liable to the corporation; or

         (b) In connection with any other proceeding charging that such person derived an improper benefit, whether or not involving action in an official capacity, in which proceeding such person was adjudged liable on the basis that he or she derived an improper personal benefit.

     Unless limited by the Articles of Incorporation, and there are not such limitations with respect to the Company, Section 7-109-103 of CRS requires that the corporation shall indemnify such a person against reasonable expenses who was wholly successful, on the merits or otherwise, in the defense of any proceeding to which the person was a party because of his status with the corporation.

     Under Section 7-109-104 of CRS, the corporation may pay reasonable fees in advance of final disposition of the proceeding if:

         (a) Such person furnishes to the corporation a written affirmation of the such person's good faith belief that he or she has met the Standard of Conduct described in Section 7-109-102 of CRS;

         (b) Such person furnishes the corporation a written undertaking, executed personally or on person's behalf, to repay the advance if it is ultimately determined that he or she did not meet the Standard of Conduct in Section 7-109-102 of CRS; and

         (c) A determination is made that the facts then known to those making the determination would not preclude indemnification.


     Under Section 7-109-106 of CRS, a corporation may not indemnify such person, including advanced payments, unless authorized in the specific case after a determination has been made that indemnification of such person is permissible in the circumstances because he met the Standard of Conduct under
Section 7-109-102 of CRS and such person has made the specific affirmation and undertaking required under the statute. The required determinations are to be made by a majority vote of a quorum of the Board of Directors, utilizing only directors who are not parties to the proceeding. If a quorum cannot be obtained, the determination can be made by a majority vote of a committee of the Board, which consists of at least two directors who are not parties to the proceeding. If neither a quorum of the Board nor a committee of the Board can be established, then the determination can be made either by the Shareholders or by independent legal counsel selected by majority vote of the Board of Directors.

     The corporation is required by Section 7-109-110 of CRS to notify the shareholders in writing of any indemnification of a director with or before notice of the next shareholders' meeting.

     Under Section 7-109-105 of CRS, such person may apply to any court of competent jurisdiction for a determination that such person is entitled under the statute to be indemnified from reasonable expenses.

     Under Section 7-107(1)(c) of CRS, a corporation may also indemnify and advance expenses to an officer, employee, fiduciary, or agent who is not a director to a greater extent than the foregoing indemnification provisions, if not inconsistent with public policy, and if provided for in the corporation's bylaw, general or specific action of the Board of Directors, or shareholders, or contract.

     Section 7-109-108 of CRS permits the corporation to purchase and maintain insurance to pay for any indemnification of reasonable expenses as discussed herein.

     The indemnification discussed herein shall not be deemed exclusive of any other rights to which those indemnified may be entitled under the Articles of Incorporation, any Bylaw, agreement, vote of shareholders, or disinterested directors, or otherwise, and any procedure provided for by any of the foregoing, both as to action in his official capacity and as to action in another capacity while holding such office, and shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of heirs, executors, and administrators of such a person.


     Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expense incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

                                    PART F/S



                            Monument Galleries, Inc.


                                TABLE OF CONTENTS

                                                                   Page

         Independent Auditors' Report                               F-1

         Financial Statements

                  Balance Sheet                                     F-2

                  Statement of Operations                           F-3

                  Statement of Cash Flows                           F-4

                  Statement of Shareholder's Equity                 F-5

                  Notes to the Financial Statements                 F-6

Independent Auditor's Report


     We have audited the accompanying balance sheet of Monument Galleries, Inc. (a Developmental Stage Company), at October 31, 1999 and January 31, 1999, and the related statement of operations, shareholders' equity, and cash flows for the nine month interim period ended October 31, 1999 and the initial period May 15, 1998 through January 31, 1999 and the period February 1, 1999 (inception) through October 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Monument Galleries, Inc. at October 31, 1999 and January 31, 1999 and the results of its operations and its cash flows for the nine month interim period ended October 31, 1999 and for the initial period May 15, 1998 through January 31, 1999 and the period February 1, 1999 (inception) through October 31, 1999, in conformity with generally accepted accounting principles.




Kish, Leake & Associates, P.C.
Certified Public Accountants
Englewood, Colorado
December 6, 1999

                            Monument Galleries, Inc.
                         (A Development Stage Company)
                                 Balance Sheet


                                                                       January            October
                                                                       31, 1999           31, 1999
                                                                       --------           --------



ASSETS
   Current Assets - Cash                                                   $140            $21,252
   Other Assets-Organization Costs(Less Amortization of $600 and $1,367)  3,400              7,633
                                                                       --------           --------
TOTAL ASSETS                                                              3,540             28,885
                                                                       ========           ========


LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Current Liabilities:
   Accounts Payable                                                       2,150                196
   Advances from Shareholder                                              6,000              6,000
                                                                       --------           --------
Total Current Liabilities                                                 8,150              6,196
                                                                       --------           --------

Long-Term Liabilities                                                         0                  0
                                                                       --------           --------

TOTAL LIABILITIES                                                             0                  0
                                                                       --------           --------

SHAREHOLDERS' EQUITY

Preferred Stock $1 Par Value
 Authorized 1,000,000 Shares; Issued and Outstanding
 0 at January 31, 1999 and 0 at October 31, 1999                              0                  0

Common Stock, $.001 Par Value
 Authorized 10,000,000 Shares; Issued and Outstanding
  351,750 at January 31, 1999 and 751,750 at October 31, 1999               352                752

Capital Paid In Excess Of
 Par Value Of Common Stock                                               46,444             77,044

Retained (Deficit)                                                      (51,406)           (51,406)

Retained (Deficit) Accumulated During The
 Development Stage                                                            0             (3,701)
                                                                       --------           --------
TOTAL SHAREHOLDERS' EQUITY                                               (4,610)            22,689
                                                                       --------           --------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                               $3,540            $28,885
                                                                       ========           ========

 The Accompanying Notes Are An Integral Part Of These Financial Statements.

                            Monument Galleries, Inc.
                         (A Development Stage Company)
                            Statement Of Operations

                                                                                                 February 1
                                                                             Nine Month          1999
                                                                             Interim             (Inception)
                                                           Year Ended        Period Ended        Through
                                                           January           October             October
                                                           31, 1999          31, 1999            31, 1999
                                                           ----------        ------------        -----------


Sales                                                      $46,087                 $0                 $0

Cost of Goods Sold
   Purchases                                                20,972                  0                  0
   Consignment                                              13,002                  0                  0
   Framing                                                   1,345                  0                  0
   Freight                                                     130                  0                  0
                                                           ---------         ------------        -----------
Total Cost of Goods Sold                                    35,449                  0                  0
                                                           ---------         ------------        -----------
Gross Profit                                                10,638                  0                  0
                                                           ---------         ------------        -----------
General and Administrative Expenses
   Commissions  and Consulting                              23,472                600                600
   Wages                                                    16,498                  0                  0
   General and Administrative Expenses                      51,406              3,101              3,101
                                                           ---------         ------------        -----------
Total General and Administrative Expenses                   91,376              3,701              3,701
                                                           ---------         ------------        -----------

(Loss) Before Extraordinary Income                         (80,738)            (3,701)            (3,701)
                                                           ---------         ------------        -----------
Extraordinary Item
   Extinguishment of Debt                                   29,332                  0                  0
                                                           ---------         ------------        -----------
Total Extraordinary  Income                                 29,332                  0                  0
                                                           ---------         ------------        -----------
 (Loss) Before Taxes                                       (51,406)            (3,701)             (3,701)

   Provision for Income Taxes                                    0                  0                  0
                                                           ---------         ------------        -----------
Net (Loss)                                                ($51,406)           ($3,701)            ($3,701)
                                                           =========         ============        ===========

Basic  Earnings (Loss) Per Share                            ($0.15)            ($0.01)
                                                           =========         ============
Weighted Average Common Shares
 Outstanding                                               343,375            396,194
                                                           ---------         ------------


 The Accompanying Notes Are An Integral Part Of These Financial Statements.

                            Monument Galleries, Inc.
                         (A Development Stage Company)
                            Statement Of Cash Flows


                                                                                                Inception
                                                                             Nine Month         Feburary 1
                                                                             Interim            1999
                                                           Year Ended        Period Ended       Through
                                                           January           October            October
                                                           31, 1999          31, 1999           31, 1999
                                                           ----------        ------------       ----------
Net (Loss)                                                 ($51,406)         ($3,701)           ($3,701)

Adjustments To Reconcile Net Loss To Net Cash
 Used In Operating Activities:

Items Not Affecting Cash Flows:
   Amortization Expense                                        600               767                 767
   Stock Issued for Services                                   224                 0                   0

(Increase) in Organization Costs                            (4,000)           (5,000)             (5,000)
Increase (Decrease) in Accounts Payable                      2,150            (1,954)             (1,954)
                                                           ----------        ------------       ----------
 Net Flows From Operations                                 (52,432)           (9,888)             (9,888)
                                                           ----------        ------------       ----------

Cash Flows From Investing Activities:                            0                 0                   0

Cash Flows From Financing  Activities:
  Issuance of Common Stock                                     206            30,000              30,000
  Acquisition of Common Stock                                  (78)                0                   0
  Advances from Shareholder                                  6,000                 0                   0
  Additional Paid in Capital                                46,444             1,000               1,000
                                                           ----------        ------------       ----------
Net Cash Provided By Financing Activities                   52,572            31,000              31,000
                                                           ----------        ------------       ----------
Net Increase In Cash                                           140            21,112              21,112
Cash At Beginning Of Period                                      0               140                 140
                                                           ----------        ------------       ----------
Cash At End Of Period                                         $140           $21,252             $21,252
                                                           ==========        ============       ==========


Non-Cash Activities:
Common Stock Issued For Services                              $224                $0                  $0


 The Accompanying Notes Are An Integral Part Of These Financial Statements.

                            Monument Galleries, Inc.
                         (A Development Stage Company)
                       Statement Of Shareholders' Equity

                                                                                             Accumulated
                                                      Number Of              Capital Paid    During The
                                                      Common       Common    In Excess Of    Development    Retained
                                                      Shares       Stock     Par Value       Stage          (Deficit)    Total
                                                      ---------    ------    ------------    ------------   ---------    ---------

Balance At January 31,1998                                   0        $0              $0              $0          $0           $0

June 5, 1998 For Services @ $.001 Per Share            216,000       216                                                      216

June 19, 1998 For Cash @ $.20 Per Share                 37,000        37           7,363                                    7,400

August 1998 For Services @ $.001 Per Share               8,000         8                                                        8

September and October 1998 For Cash @ Average
    Price Per Share of $.23                            168,750       169          39,081                                   39,250

January 1999 Cancellation @ $.001 Per Share            (78,000)      (78)                                                     (78)

Net (Loss) At Janaury 31, 1999                                                                                (51,406)    (51,406)

Balance At January 31, 1999                            351,750       352          46,444               0      (51,406)     (4,610)
                                                      =========    ======    ============    ============    =========    ========
August 31, 1999 Cash                                                               1,000                                    1,000

September 23, 1999 For Cash @ $.075 Per Share          400,000       400          29,600                                   30,000

Net (Loss) At October 31, 1999                                                                    (3,701)                  (3,701)

Balance At October 31, 1999                            751,750      $752         $77,044          $3,701)    ($51,406)    $22,689
                                                      =========    ======    ============    ============    =========    ========


The Accompanying Notes Are An Integral Part Of These Financial Statements.

Monument Galleries, Inc.
(A Development Stage Company)
Notes to Financial Statements
Period Ended October 31, 1999 and January 31, 1999


Note 1 - Organization and Summary of Significant Accounting Policies
--------------------------------------------------------------------

Organization:

     On May 15, 1998, Monument Galleries, Inc. (the Company) was incorporated under the laws of Colorado, to engage in the business of art galleries. The Company may also engage in any business which is permitted by the Colorado
Business Corporation Act, as designated by the board of directors of the Company. On February 1, 1999 management decided to enter the development stage and try to proceed with the Company's focus on an art gallery focusing on Southwestern art and unkown artists.

Developmental Stage:

     The Company is currently in the developmental stage and has no significant operations to date.

Statement of Cash Flows:

     For purposes of the statement of cash flows, the Company considers demand deposits and highly liquid-debt instruments purchased with a maturity of three months or less to be cash equivalents.

     Cash paid for interest and taxes for the period ended January 31, 1999 and the interim period ended October 31, 1999 was $-0-.

Fiscal Year End:

     The Company has chosen January 31st as its fiscal year end.

Revenue Recognition:

     When operations commence the Company will recognize revenue when the art work is sold.

Use of Estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts. Actual results could differ from those estimates.

Monument Galleries, Inc.
(A Development Stage Company)
Notes to Financial Statements
Period Ended October 31, 1999 and January 31, 1999




Note 2 - Capital Stock
-----------------------

     The Company authorized 10,000,000 shares of $.001 par value Common Stock and 1,000,000 shares of $1 par value non-voting Preferred Stock where the Directors of the Company have the right to assign preferences.

Common Stock:

     On June 5, 1998 the Company issued 216,000 shares of $.001 par value common stock for services valued at $216 or $.001 per share. On June 19, 1998 the Company issued 37,000 shares of $.001 par value common stock valued at $7,400 or $.20 per share. In August 1998 the Company issued 8,000 shares of $.001 par value common stock for services valued at $8 or $.001 per share. In September and October the Company issued 168,750 shares of $.001 par value common stock for cash of $39,250 or an average price of $.23 per share. In January 1999 the Company canceled 78,000 shares of $.001 par value common stock originally valued at $78.

     In August 1999 the Company issued 400,000 shares of $.001 par value common stock for cash of $30,000 or $.075 per share.

Preferred Stock:

     There is no issued preferred stock.

     The Company has declared no dividends through January 31, 1999 and the interim period ended October 31, 1999.

Monument Galleries, Inc.
(A Development Stage Company)
Notes to Financial Statements
Period Ended October 31, 1999 and January 31, 1999



Note 3 - Income Taxes
---------------------

     The Company follows Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes" (SFAS #109), which requires, among other things, an asset and liability approach to calculating deferred income taxes. As of January 31, 1999 and for the interim period October 31, 1999 the Company has a deferred tax asset of $10,280 and $11,020, respectively, primarily for its net operating loss carry forward which has been fully reserved through a valuation allowance. The change in the valuation allowance for October 31, 1999 is $740. The net operating loss carryover will expire in varying amount in the years 2014 and 2015.



Note 4 - Related Party Events
-----------------------------

     The Company presently maintains its principal offices at an address provided by a related party at a monthly rental of $300 per month, plus any expense of telephone and fax and $200 a month for accounting services, commencing October 1, 1999. The office is located at 3225 E. 2nd Ave., Denver, CO 80206.

     An Officer of the Company is also an Officer of a related Company which is a 53% shareholder.

Monument Galleries, Inc.
(A Development Stage Company)
Notes to Financial Statements
Period Ended October 31, 1999 and January 31, 1999



Note 5 - Extraordinary Item
---------------------------

     On January 31, 1999 the Company sold the Gallery to a third party entity for the assumption of debt of the assets of the Gallery. The transaction resulted in an extraordinary gain of $29,332 against the operating loss. The release of debt decreased the net operating loss from $80,738 to $51,406, therefore, there was no effect on income tax.

     The  impact  of the  extraordinary  item on  basic  loss per  share  was as follows:
                                                    Basic Loss
                                                    Per Share
                                         --------------------
   Loss before extraordinary item        ($80,738)     ($.24)
   Extraordinary gain                      29,332       $.09
                                         --------------------
                  Net Loss               ($51,406)     ($.15)


Note 6 - Loss Contingency
-------------------------

     When the Company sold the Gallery to a third party in January 1999 the third party assumed a noncancelable equipment lease containing an unconditional guarantee. Management has determined the possibility of a loss arising from this lease is remote. The estimated amount of a possible loss as of October 31, 1999 is $1,476.


Note 7 - Subsequent Events
--------------------------

     The Company plans on filing a Form 10-SB with the Securities and Exchange Commission.

                                    PART III



Item 1.  Index to Exhibits.
         ------------------


  Exhibit                                                      Page or
  Number             Description                               Cross Reference
  ----------------------------------------------------------------------------

    3A               Articles of Incorporation                   1

    3B               Bylaws                                      6


Item 2.  Description of Exhibits.
         ------------------------

         Original Articles of Incorporation, filed on May 15, 1998.

         Bylaws of The Company, approved on June 5, 1998.

                                  SIGNATURES

     In accordance with Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     Monument Galleries, Inc.



Dated:  12/10/99                                     By:/s/F. Jeffrey Krupka
                                                        --------------------
                                                            F. Jeffrey Krupka
                                                            President


     Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.


                                                     CHIEF FINANCIAL OFFICER



Dated: 12/10/99                                      By:/s/Cynthia Kettl
                                                        ----------------
                                                           Cynthia Kettl
                                                           Treasurer


Dated:  12/10/99                                     By:/s/F. Jeffrey Krupka
                                                           -----------------
                                                           F. Jeffrey Krupka
                                                           Director


Dated:  12/10/99                                     By:/s/Zonni Bernstein
                                                           ---------------
                                                           Zonni Bernstein
                                                           Director


                                     17